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                                     AMENDMENT TO

                                  STOCK OPTION PLAN

             FOR DIRECTORS, EXECUTIVE OFFICERS, AND EMPLOYEES OF AND KEY

                    CONSULTANTS TO CONSUMER NET MARKETPLACE, INC.

     The following provision is hereby added as Section 19 of the Stock Option Plan for Directors, Executive Officers, and Employees of and Key Consultants to Consumer Net Marketplace, Inc. (the "Plan"):

     19.  ACCELERATED VESTING OF STOCK OPTIONS.

     Notwithstanding anything else in the Plan to the contrary, all outstanding Options and Options granted after the adoption of this Amendment to any officer, director, or employee which have not vested will accelerate to a date at least ten (10) business days prior to the closing date of a sale by the Company of all or substantially all of its assets, a merger of the Company with another company, the sale of more than 50% of the total issued and outstanding voting stock of the Company to another party or parties in a single transaction or in a series of related transactions, or a similar business combination or extraordinary transaction involving the Company. The exercise of Options the vesting of which has accelerated pursuant to this Amendment shall not be effective until the closing date of an above-referenced extraordinary transaction or business combination. Vested Options under this Amendment shall terminate on the date of the closing of the event causing the vesting of the Options to accelerate. The vesting of the Options is conditioned upon the closing of the transaction that causes the vesting of the Options to accelerate. If said transaction does not close within 30 days from the acceleration date, then the vesting of the accelerated Options will not be effective, and the Options shall revert to their original vesting schedule, subject to acceleration again in accordance with this Amendment if another extraordinary transaction or business combination is proposed and closes.

     All Options granted after the adoption of this Amendment to any Key Consultant which have not vested will terminate on the closing date of a sale by the Company of all or substantially all of its assets, a merger of the Company with another company, the sale of more than 50% of the total issued and outstanding voting stock of the Company to another party or parties in a single transaction or in a series of related transactions, or a similar business combination or extraordinary transaction involving the Company.


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     The Stock Option Plan for Directors, Executive Officers, and Employees of
and Key Consultants to Consumer Net Marketplace, Inc. shall remain in effect as modified by this Amendment except to the extent that the Plan contradicts the Amendment, in which case the Amendment shall govern.

                         CONSUMER NET MARKETPLACE, INC.
                         a California Corporation



                         By:
                            --------------------------------------
                              Fredrick Rice, President

Dated: September 30, 1998




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